82-4421



05005903

EASTMAIN

NEWS RELEASE

Québec Mining Fund & Eastmain Management increase holdings

Trading Symbol: ER – The Toronto Stock Exchange **February 8, 2005**

Eastmain Resources Inc. (TSX:ER) is pleased to announce that Québec-based mining fund SIDEX, société en commandite exercised 500,000 warrants at $0.45 per share for proceeds to the Corporation of $225,000. These funds will be applied to future exploration programs planned for projects held within the James Bay District, Québec. Eastmain's President Don Robinson states, "Continued financial support by SIDEX demonstrates their confidence and support in our exploration efforts in Québec."

Officers and employees of the Corporation exercised 325,000 options at an exercise price of $0.36 per share for proceeds of $117,000 to the Corporation. Dr. Robinson exercised 250,000 options to increase his holdings to 1,138,550 common shares of Eastmain Resources Inc.

Eastmain has budgeted a minimum $3 Million for gold and base metal exploration in Ontario and Québec for the year 2005. This does not include contributions from our JV partners. Drill testing of high priority MegaTEM anomalies at the Corporation's Joint Venture with Noranda is expected to begin by month's end. Noranda is the project operator. The Corporation is also preparing a new resource estimate for the Eau Claire gold deposit at Clearwater, Québec.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.